FST Corp.

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

VIA EDGAR

July 23, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Jenny O’Shanick

Re:	FST Corp. Registration Statement on Form F-1, as amended (File No. 333- 285391)

Dear Ms. O’Shanick:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, FST Corp. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:30 p.m. Eastern Standard Time on July 25, 2025, or as soon as practicable thereafter.

Very truly yours,

FST Corp.

By:	/s/ David Chuang
Name:	David Chuang
Title:	Chief Executive Officer and Chairman of the Board

cc:	Ross Law Group, PLLC